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Exhibit 99(a)(4)

Notice of Withdrawal
(Election Not to Participate)

INSTRUCTIONS:

        IF YOU PREVIOUSLY ELECTED TO ACCEPT THE OFFER TO EXCHANGE OF DATALINK CORPORATION AND YOU WOULD LIKE TO CHANGE YOUR ELECTION WITH RESPECT TO SOME OR ALL OF YOUR OPTIONS, YOU MUST:

1.
Complete this form, sign it, and return it to Mary E. West, Vice President—Human Resources, at Datalink either by hand delivery or by fax at (952) 279-4355. You also can mail it to Datalink Corporation, 8170 Upland Circle, Chanhassen, Minnesota 55317, attention: Mary E. West. In order to be effective, this form must be received by our Human Resources Department before 11:00 p.m., Central Time, on September 26, 2003. If you send your notice of withdrawal via fax, be sure you obtain a confirmation of successful delivery.

2.
Ensure that you receive confirmation of receipt from the Human Resources Department promptly. Please note that employees who return forms immediately prior to September 26, 2003 may not receive confirmation by that date.

         I previously received a copy of the Offer to Exchange Certain Outstanding Options of Datalink Corporation dated August 29, 2003, and the Letter of Transmittal (Election to Participate). I signed and returned the Letter of Transmittal (Election to Participate), in which I elected to accept Datalink's offer to exchange option(s). I now wish to change that election, withdraw from my participation in the program and reject Datalink's offer to exchange. I understand that by signing this Notice of Withdrawal and delivering it to the Human Resources Department of Datalink:

        [    ] I am withdrawing my acceptance of the offer and rejecting the offer to exchange all of my options,

        OR

        [    ] I am withdrawing my acceptance of the offer and rejecting the offer to exchange only with respect to the option(s) set forth in the table below. I understand that if I do not withdraw my acceptance for all of my option(s) granted on a particular date, I am not withdrawing any option(s) granted on that date (even if I list them below).

[PLEASE TYPE OR PRINT CLEARLY]

Option Grant Date	Exercise Price of Option	Number of Shares Currently Subject to Option

        I understand that in order to reject the offer, I must sign and deliver this Notice of Withdrawal (Election Not to Participate) to Mary E. West in Datalink's Human Resources Department no later than 11:00 p.m. Central Time on September 26, 2003 (or such later date and time as designated by Datalink).

        By rejecting the offer to exchange the above listed current option(s), I understand that I will not receive any replacement option(s) pertaining to the above listed option(s), and I will keep those current option(s) at their current exercise price and on their current vesting schedule. The option(s) listed above will continue to be governed by the Incentive Compensation Plan and the existing award document(s) with Datalink. I have completed and signed the following exactly as my name appears on my original Letter of Transmittal (Election to Participate).

        Finally, I agree that Datalink may confirm its receipt and acceptance of this Notice of Withdrawal (Election Not to Participate) by sending notice to my regular Datalink e-mail address.

Optionee Signature

Print Name:

Date:

2

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  Exhibit 99(a)(4)
Notice of Withdrawal (Election Not to Participate)